UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.

217 North Monroe Street

Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2015 and 2014 have been prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and
Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

December 31, 2015 and 2014

and Year Ended December 31, 2015

With Report of Independent Registered Certified Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014 and Year Ended December 31, 2015

1

Report of Independent Registered Certified Public Accounting Firm

The Retirement Committee

Capital City Bank Group, Inc.

Tallahassee, FL

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Capital City Bank Group, Inc. 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 28, 2016

2

Capital City Bank Group, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Cash	$—	$—
Investments	27,181,225	26,796,686
Receivables:
Participant contributions	—	—
Employer contributions	—	—
Dividends	—	—
Total assets	27,181,225	26,796,686

Liabilities
Accounts Payable	3,568	—
Other Liabilities	—	200
Net assets available for benefits	$27,177,657	$26,796,486

See accompanying notes.

3

Capital City Bank Group, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Investment income:
Dividends and interest income	$139,918
Net depreciation in fair value of investments	(318,074)
(178,156)

Contributions:
Participants	2,074,703
Employer	521,757
Rollover	42,733
2,639,193

Total additions	2,461,037

Deductions
Benefit payments	2,033,196
Administrative expenses	46,670
Total deductions	2,079,866
Net increase	381,171

Net assets available for benefits at beginning of year	26,796,486
Net assets available for benefits at end of year	$27,177,657

See accompanying notes.

4

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan

The following description of the Capital City Bank Group, Inc. 401(k) Plan (the Plan) provides general information about the Plan’s provisions. Capital City Bank Group, Inc. (the Company) is the plan sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of the Company. Employees of the Company become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for administering the Plan rests with the Company. However, the company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”).  Since late 2012, the administrative trustee, custodian, and record-keeper functions have been outsourced to Granite Retirement Services, LLC.  Under Granite’s direction, MG Trust Company, LLC has acted as trustee and asset custodian, and Aspire Financial Services, LLC as record-keeper. Manchester Advisors served as the 3(38) fiduciary for the plan year ended December 31, 2014 and Benefit Plans Administrative Services (“BPAS”) served as the 3(38) fiduciary for the plan year ended December 31, 2015.  Manchester Advisors changed their name to BPAS during 2015. Corporate Benefits Administrators, Inc. served as the third party administrator for the plan year ended December 31, 2014 and ERISA Pension Systems served as the third party administrator for the plan year ended December 31, 2015.

Contributions

Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan document and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. The Plan also includes an automatic contribution arrangement that applies to new or re-hired employees of the Company. The automatic deferral amount is 3 percent of eligible compensation. Employees who do not wish to be automatically enrolled may elect not to defer or to defer another percentage. The Plan also allows participants who reach the age of 50 ½ during the taxable year to make catch-up contributions. Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan subject to IRC limitations. Effective January 2013, the Plan also allows participants to contribute monies as Roth contributions, subject to the same limitations as are in place for pretax contributions.

5

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

For 2015, the Company provided a 50% match on participant contributions of 6% or less of eligible compensation. Only employees hired after January 1, 2002, and who have completed 90 days of service, are eligible for this match. No additional discretionary employer contributions were made for 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company matching contributions, and allocations of Plan earnings based on the participant’s investment elections; any withdrawal distribution fees are charged to the participant account. Administrative expenses are paid by the plan or directly by the Company, as defined in the Plan document and/or vendor agreement(s). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

6

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures are used to reduce the employer contributions and/or pay Plan administrative expenses. Unallocated forfeited balances as of December 31, 2015 and 2014 were approximately $13,700 and $33,500, respectively. The Company did not use forfeitures to reduce Company contributions for 2015 and 2014.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant will, upon request, receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship or reaching age 70 ½.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Company include recordkeeping, 3(38) investment services, and trustee fees. Expenses relating to purchases, sales, transfers or distributions of the Plan’s investments are charged to the particular investment fund and/or participant to which the expense relates. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) include the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncement

The FASB issued ASU 2015-12, Plan Accounting: Part I - Fully Benefit-Responsive Investment Contracts (“FBRIC”). Part I eliminates the requirements to measure the fair value of FBRICs and provide the related disclosures about fair value required by ASC 820. The Plan does not hold FBRICs. Part II - Plan Investment Disclosures. Part II eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type. Further, ASU 2015-12 Part II requires plans to disaggregate investments that are measured using fair value by general type, either on the face of the financial statements or in the notes. Part III – Measurement-Date Practical Expedient. Part III allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The plan follows a calendar year end. The guidance is effective for fiscal years beginning after 15 December 2015. Plans can early adopt any of the three parts of ASU 2015-12 without early adopting the other parts. The guidance is to be applied retrospectively for all financial statements presented. Management has decided not to early adopt ASU 2015-12.

8

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2015	2014

Vanguard 60/40 Moderate Aggressive Managed Trust Fund R1	$12,327,765	$12,401,220
iShares Core S&P 500 ETF	1,575,015	1,527,640
Reliance Trust Stable Value MetLife GAC Ser 25053 C1 65	1,749,645	1,199,427
Vanguard 40/60 Moderate Managed Trust Fund R1	1,511,696	1,365,295
Capital City Bank Group Stock (1)	1,326,434	1,442,353

(1)	Capital City Bank Group Stock is less than the 5% threshold for the 2015 plan year, but did exceed 5% for the 2014 plan year.

During 2015, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(160,788)
Collective trust funds	(147,373)
Company common stock	(9,913)
Net depreciation in fair value of investments	$(318,074)

9

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

10

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Company common stock: Valued at the closing price reported on the active market on which the common stock is traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Company common stock	$1,326,434	$		$1,326,434
Mutual funds:
Fixed income	1,032,569	—	—	1,032,569
Small cap domestic equities	669,426	—	—	669,426
Mid cap domestic equities	856,504	—	—	856,504
Large cap domestic equities	3,473,985	—	—	3,473,985
Real estate domestic equities	616,313	—	—	616,313
International equities	783,686	—	—	783,686
	$8,758,917	$—	$—

11

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Investments measured at net asset value:
Vanguard 100% Equity Managed Trust Fund R1 (1)	146,122
Vanguard 100% Fixed Income Managed Trust Fund R1 (2)	626,670
Vanguard 20/80 Conservative Managed Trust Fund R1 (3)	541,922
Vanguard 40/60 Moderate Managed Trust Fund R1 (4)	1,511,696
Vanguard 60/40 Moderate Aggressive Managed Trust Fund R1 (5)	12,327,765
Vanguard 70/30 Moderate Aggressive Growth Managed Trust Fund R1 (6)	1,112,685
Vanguard 80/20 Aggressive Management Trust Fund R1 (7)	405,803
Reliance Trust Stable Value MetLife GAC No. 25053 Cl 65 (8)	1,749,645
Total assets at fair value	$27,181,225

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Company common stock	$1,442,353	$		$1,442,353
Mutual funds:
Fixed income	929,356	—	—	929,356
Small cap domestic equities	725,233	—	—	725,233
Mid cap domestic equities	846,399	—	—	846,399
Large cap domestic equities	3,374,847	—	—	3,374,847
Real estate domestic equities	585,847	—	—	585,847
International equities	894,885	—	—	894,885
	$8,798,920	$—	$—

Investments measured at net asset value:
Vanguard 100% Equity Managed Trust Fund R1 (1)	148,347
Vanguard 100% Fixed Income Managed Trust Fund R1 (2)	523,247
Vanguard 20/80 Conservative Managed Trust Fund R1 (3)	625,033
Vanguard 40/60 Moderate Managed Trust Fund R1 (4)	1,365,295
Vanguard 60/40 Moderate Aggressive Managed Trust Fund R1 (5)	12,401,220
Vanguard 70/30 Moderate Aggressive Growth Managed Trust Fund R1 (6)	1,333,149
Vanguard 80/20 Aggressive Management Trust Fund R1 (7)	402,048
Reliance Trust Stable Value MetLife GAC No. 25053 Cl 65 (8)	1,199,427
Total assets at fair value	$26,796,686

12

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

There were no transfers between levels in 2015 or 2014.

(1)	Investment objective is a broadly diversified equity portfolio, with a long-term investment horizon, as values may fluctuate.
(2)	Investment objective is stable value, fixed return, with little price fluctuation.
(3)	Investment objective is a high level of income and a simple way to achieve a broadly diversified holding of stocks and fixed income investments. Most appropriate for investors with at least a medium-term investment horizon.
(4)	Investment objective is long-term investment view, seeking both a high level of income and moderate growth or capital and income in addition to those seeking a simple way to achieve a broadly diversified holding of stocks and fixed income investments.
(5)	Investment objective is both a reasonable level of income and long-term growth of capital and income in addition to seeking a simple way to achieve a very broadly diversified holding of stocks and bonds. Most appropriate for investors with a relatively long investment horizon.

(6)	Investment objective is both a high level of growth and moderate income in addition to those seeking a simple way to achieve a broad diversified holding of stock and fixed income investments, targeted for those investors with a long-term investment horizon.

(7)	Investment objective is maximum long-term growth of capital, may be most appropriate for investors who have a long-term investment horizon.

(8)	Investment objective is the safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in the fund will reflect both current market conditions and performance of the underlying investments in the fund.

13

Capital City Bank Group, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions

The Plan invests in the common stock of the Company. This transaction qualifies as party-in-interest transaction; however, it is exempt from the prohibited transaction rules under ERISA. During 2015, the Plan received common stock cash dividends of $11,644 from the Company.

7. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2014-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

14

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Mutual funds:
iShares	Barclays Government/Credit Bond ETF, 1,679 shares	**	$187,530
iShares	Barclays TIPS Bond ETF, 1,404 shares	**	154,039
iShares	Core S&P 500 ETF, 7,688 shares	**	1,575,015
iShares	Trust S&P Midcap 400 Index, 3,395 shares	**	473,198
iShares	Core S&P Small Cap ETF, 2,492 shares	**	274,380
iShares	S&P 500 Growth Index, 7,844 shares	**	908,356
iShares	Trust S&P 500 Value Index Fund, 4,343 shares	**	384,507
iShares	S&P Midcap 400 Growth Index FD, 1,244 shares	**	200,175
iShares	S&P Midcap 400 Value Index FD, 1,563 shares	**	183,131
iShares	S&P Small Cap 600 Growth, 1,628 shares	**	202,316
iShares	S&P Small Cap 600 Value Index FD, 1,782 shares	**	192,730
Vanguard	FTSE Emerging Markets ETF, 8,240 shares	**	269,526
Vanguard	Growth ETF, 4,520 shares	**	480,869
Vanguard	Intermediate-Term Bond ETF, 2,680 shares	**	222,630
Vanguard	FTSE Emerging Markets ETF, 14,002 shares	**	514,160
Vanguard	REIT Index ETF, 7,730 shares	**	616,313
Vanguard	Total Bond Market ETF, 5,665 shares	**	457,503
Vanguard	Value ETF, 1,536 shares	**	125,238
SPDR	Barclays Capital High Yield Bond ETF, 320 shares	**	10,867
Total			$7,432,483

15

Capital City Bank Group, Inc. 401(k) Plan

Plan No. 003 EIN 59-2273542

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Collective trust funds:
Vanguard	100% Equity Managed Trust Fund R1, 10,945 shares	**	$146,122
Vanguard	100% Fixed Income Managed Trust Fund R1, 61,559 shares	**	626,670
Vanguard	20/80 Conservative Managed Trust Fund R1, 50,085 shares	**	541,922
Vanguard	40/60 Moderate Managed Trust Fund R1, 131,566 shares	**	1,511,696
Vanguard	60/40 Moderate Aggressive Managed Trust Fund R1, 1,017,142 shares	**	12,327,765
Vanguard	70/30 Mod Aggressive Growth Managed Trust Fund R1, 89,516 shares	**	1,112,685
Vanguard	80/20 Aggressive Management Trust Fund R1, 31,853 shares	**	405,803
Reliance Trust Company	Stable Value Fund, MetLife GAC No. 25053, Class 65, 11,323 shares	**	1,749,645
Total			18,422,308
* Capital City Bank Group, Inc.	Common stock, 85,886 shares	**	1,326,434
			$27,181,225

*	Party-in-interest
**	Participant-directed investment, cost not required.

16

CAPITAL CITY BANK GROUP, INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Document
23.1	Ernst & Young, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan

By:  MG Trust Company, Trustee

By:	/s/ Suzanne Walters
Suzanne Walters, Senior Vice President

Dated: June 28, 2016